

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3010

April 30, 2009

VIA U.S. MAIL and FAX 708-344-5658

Robert C. Harvey
President
Oakridge Holdings, Inc.
400 West Ontario Street
Unit 1003
Chicago, IL 60654

      Re: Oakridge Holdings, Inc.
              Form 10-KSB for Fiscal Year Ended
              June 30, 2008
              Filed September 29, 2008
              Form 10-Q for the Quarterly Period Ended
              September 30, 2008
              Filed November 12, 2008
              Form 10-Q for the Quarterly Period Ended
              December 31, 2008
              Filed February 17, 2009
              Definitive Proxy Statement
              Filed October 27, 2008
              File No. 000-01937

Dear Mr. Harvey:

      We have reviewed your response letter dated April 29, 2009 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended June 30, 2008

Financial Statements

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition

Aviation Ground Support Equipment

1.   We note your response to our prior comment three. Please revise your revenue
        recognition policy footnote for consistency with the information provided in your
        responses to our comments regarding revenue recognition. Your policy footnote
        should address, but should not be limited to, that based on the nature of the
        contracts with the US Government, you do not have the ability to make
        reasonably dependable estimates and that the US Government does not have the
        right to take over the work in process.

 General

2.   Please tell us whether management intends to file an Item 4.02 Form 8-K. To the
        extent management does not intend to file an Item 4.02 Form 8-K, please tell us
        management's basis for their conclusion.

3.   Please tell us whether management has reconsidered the effectiveness of your
        disclosure controls and procedures as of June 30, 2008 in light of the restatement.
        In addition, please confirm to us that you plan to address this reconsideration and
        the related conclusions in the filings that contain your restated financial
        statements. To the extent you have determined that your disclosure controls and
        procedures were effective as of June 30, 2008 even though you were required to
        restate, please explain why and what corrective action that has been/will be taken
        and also disclose this in your amended filing.

4.   Please tell us whether your auditors intend to update their audit opinion to discuss
        the restatement.

5.   Please tell us whether you intend to include the applicable disclosures outlined by
        paragraph 26 of SFAS 154.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. You may contact Jennifer Monick, Senior Staff Accountant, at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Attorney Advisor, at (202) 551-3391 or Duc Dang, Attorney Advisor, at (202) 551-3386 with any other questions.

Sincerely,

Kevin Woody
Branch Chief